Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of New Horizon Aircraft Ltd. (formerly known as Pono Capital Three, Inc.) on Form S-1 of our report dated March 29, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Pono Capital Three, Inc. as of December 31, 2022 and for the period from March 11, 2022 (inception) through December 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

February 14, 2024